Exhibit 99.2

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

	As at June 30, 2010	As at December 31, 2009
ASSETS
Current Assets
Cash and term deposits	$4,780	$–
Accounts receivable	171,704	182,342
Fair value of risk management contracts (Note 14)	47,682	14,001
Future income taxes (Note 6)	–	969
	224,166	197,312
Fair Value Of Risk Management Contracts (Note 14)	6,716	–
Other Assets (Note 2)	52,320	46,027
Property, Plant And Equipment	3,588,373	3,789,369
Goodwill	660,896	660,896
Total Assets	$4,532,471	$4,693,604

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$–	$11,563
Accounts payable and accrued liabilities	153,432	185,337
Distributions payable to unitholders	40,792	40,590
Fair value of risk management contracts (Note 14)	3,010	17,555
Future income taxes (Note 6)	12,582	–
Contract liabilities	1,702	1,728
Current portion of long-term debt (Note 4)	–	157,546
	211,518	414,319
Fair Value Of Risk Management Contracts (Note 14)	19,980	23,269
Contract Liabilities	7,114	7,952
Convertible Debentures (Note 3)	–	74,828
Long Term Debt (Note 4)	1,050,142	907,599
Asset Retirement Obligations (Note 5)	292,421	288,796
Future Income Taxes (Note 6)	159,218	181,640

Trust Unitholders’ Equity
Trust unitholders’ capital (Note 7)	4,935,375	4,920,945
Equity portion of convertible debentures (Note 3)	–	160
Contributed surplus (Note 7)	20,748	18,617
Deficit (Note 9)	(2,164,045)	(2,144,521)
	2,792,078	2,795,201

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$4,532,471	$4,693,604
Subsequent Event (Note 15)

See accompanying notes to the consolidated financial statements.

SECOND QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF

(LOSS) INCOME AND DEFICIT

(Stated in thousands of dollars, except per trust unit amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
REVENUES
Oil and gas sales	$336,957	$335,634	$695,088	$658,607
Unrealized (loss) gain on commodity risk management (Note 14)	(2,906)	(115,400)	60,376	(128,016)
Processing and other income	3,233	5,254	10,418	10,654
Royalties, net of incentives	(58,637)	(47,036)	(136,550)	(86,937)
Net Revenue	278,647	178,452	629,332	454,308
EXPENSES
Operating	86,224	89,059	178,082	197,109
Transportation	4,642	2,992	7,948	5,629
Amortization of injectants for miscible floods	3,985	5,382	8,519	10,718
Interest and financing charges	15,639	20,612	33,787	42,599
General and administrative	14,628	16,965	28,847	34,402
Management fee	–	(207)	–	2,793
Realized foreign exchange loss (gain) (Note 10)	2,498	1,168	2,528	435
Unrealized foreign exchange loss (gain) (Note 10)	42,160	(89,362)	10,403	(50,574)
Depletion, depreciation and amortization	134,385	152,718	268,209	299,900
Accretion (Note 5)	5,733	6,845	11,351	13,574
Other (income) expenses	(17,517)	1,601	(14,473)	1,767
	292,377	207,773	535,201	558,352
(Loss) income before taxes	(13,730)	(29,321)	94,131	(104,044)
Future income tax reduction (Note 6)	(7,602)	(39,593)	(8,557)	(60,084)
NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	$(6,128)	$10,272	$102,688	$(43,960)
Deficit, beginning of period	(2,096,742)	(2,072,965)	(2,144,521)	(1,941,521)
Distributions declared	(61,175)	(77,526)	(122,212)	(154,738)
DEFICIT, END OF PERIOD (Note 9)	$(2,164,045)	$(2,140,219)	$(2,164,045)	$(2,140,219)
Net (loss) income per trust unit (Note 12)
Basic	$(0.02)	$0.04	$0.35	$(0.17)
Diluted	$(0.02)	$0.04	$0.35	$(0.17)

See accompanying notes to the consolidated financial statements.

SECOND QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
CASH PROVIDED BY (USED FOR):
OPERATING
Net (loss) income and comprehensive (loss) income	$(6,128)	$10,272	$102,688	$(43,960)
Depletion, depreciation and accretion	140,118	159,563	279,560	313,474
Future income tax reduction (Note 6)	(7,602)	(39,593)	(8,557)	(60,084)
Contract liability amortization	(432)	(621)	(864)	(1,243)
Amortization of injectants	3,985	5,382	8,519	10,718
Purchase of injectants	(1,698)	(4,042)	(6,868)	(6,680)
Expenditures on remediation (Note 5)	(3,661)	(1,467)	(8,391)	(7,224)
Unrealized foreign exchange loss (gain) (Note 10)	42,160	(89,362)	10,403	(50,574)
Unrealized loss (gain) on commodity risk management (Note 14)	2,906	115,400	(60,376)	128,016
Trust unit based compensation (Note 8)	2,673	2,950	5,304	6,185
Other items	(2,131)	1,613	330	1,823
Changes in non-cash operating working capital (Note 11)	(8,640)	(15,979)	(13,462)	(51,949)
	161,550	144,116	308,286	238,502
FINANCING
Distributions paid (Note 9)	(61,104)	(77,347)	(122,010)	(190,170)
Bank indebtedness (repayment)	(36,983)	1,961	(11,563)	1,976
Repayment of long term debt (Note 4)	(191,600)	(16,000)	(211,600)	78,000
Private placement of term notes, net (Note 4)	189,920	–	189,920	–
Redemption of convertible debentures (Note 3)	–	–	(76,610)	–
Proceeds from issue of trust units	4,832	6,898	10,943	16,209
	(94,935)	(84,488)	(220,920)	(93,985)
INVESTING
Expenditures on property, plant and equipment	(51,655)	(44,129)	(115,291)	(117,189)
Other property acquisitions	(1,806)	(1,811)	(2,691)	(10,513)
Proceeds on property dispositions	6,977	(17)	48,039	8,086
Other investments	–	–	(2,906)	–
Change in remediation trust funds	(2,000)	(1,986)	(3,675)	(3,825)
Change in non-cash investing working capital (Note 11)	(13,351)	(11,685)	(6,062)	(21,076)
	(61,835)	(59,628)	(82,586)	(144,517)
CHANGE IN CASH AND TERM DEPOSITS	4,780	–	4,780	–
CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	–	–	–	–
CASH AND TERM DEPOSITS AT END OF PERIOD	$4,780	$–	$4,780	$–

See accompanying notes to the consolidated financial statements.

SECOND QUARTER RESULTS

PENGROWTH

NOTES TO

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010

(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust (the “Trust”) have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements included the accounts of the Trust and its subsidiary Pengrowth Corporation (the “Corporation”), collectively referred to as “Pengrowth”, and have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2009. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.	OTHER ASSETS

	As at June 30, 2010	As at December 31, 2009
Remediation trust funds	$39,011	$34,837
Equity investment in Monterey Exploration Ltd.	8,309	5,039
Other investments	5,000	6,151
	$52,320	$46,027

REMEDIATION TRUST FUNDS

The Sable Offshore Energy Project (SOEP) remediation trust fund as at June 30, 2010 was $30.0 million (December 31, 2009 – $26.0 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the six months ended June 30, 2010, the amount of unrealized gain related to the SOEP remediation trust fund was $0.5 million (June 30, 2009 – gain of $0.1 million), which was included in other (income) expenses. As at June 30, 2010, the $9.0 million (December 31, 2009 – $8.8 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized when earned and included in other (income) expenses.

EQUITY INVESTMENT IN MONTEREY EXPLORATION LTD. (“MONTEREY”)

In an equity offering completed by Monterey in the first quarter of 2010, Pengrowth acquired 952,500 additional common shares for $4.20 per share.

As of June 30, 2010, Pengrowth held approximately 9 million common shares of Monterey, which is approximately 20 percent of the outstanding common shares. Subsequent to June 30, 2010, Pengrowth agreed to acquire all outstanding shares of Monterey not currently owned by Pengrowth (see Note 15).

OTHER INVESTMENTS

Pengrowth sold the remaining shares it held of a public corporation in January 2010 for proceeds of $1.1 million. Pengrowth continues to hold an investment in a private company.

3.	CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date.

SECOND QUARTER RESULTS

PENGROWTH

4.	LONG TERM DEBT

	As at June 30, 2010	As at December 31, 2009
U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$–	$157,546
50 million at 5.47 percent due April 2013	53,118	52,417
71.5 million at 4.67 percent due May 2015	75,699	–
400 million at 6.35 percent due July 2017	424,094	418,530
265 million at 6.98 percent due August 2018	280,823	277,138
115.5 million at 5.98 percent due May 2020	122,265	–
	$955,999	$905,631
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	79,143	84,514
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	–	60,000
Total long term debt	$1,050,142	$1,065,145
Current portion of long term debt due April 2010	–	(157,546)
Non-current portion of long term debt	$1,050,142	$907,599

SENIOR UNSECURED NOTES

On April 23, 2010, U.S. $150 million in senior unsecured notes matured resulting in the realization of a $66 million foreign exchange gain, previously recognized.

On May 11, 2010, Pengrowth closed a U.S. $187 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $71.5 million at 4.67 percent due May 2015 and U.S. $115.5 million at 5.98 percent due May 2020. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.2 million, were deducted from the carrying amount of the debt and are amortized to income over the expected term of the notes.

As of June 30, 2010, an unrealized cumulative foreign exchange loss of $0.2 million (June 30, 2009 – loss of $19.3 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of June 30, 2010, an unrealized cumulative foreign exchange gain of $34.6 million (June 30, 2009 – gain of $18.5 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

TERM CREDIT FACILITIES

Pengrowth has a committed unsecured $1.2 billion syndicated extendible revolving credit facility. The facility is covenant based and matures on June 15, 2011. Pengrowth has the option to extend this facility annually subject to lender approval or repay the entire balance upon maturity. Various borrowing options are available under the facility including prime rate based advances and bankers acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. The revolving facility was reduced by outstanding letters of credit in the amount of $23.1 million at June 30, 2010.

Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by outstanding letters of credit of $5.4 million at June 30, 2010. Any borrowings under this facility would be included in bank indebtedness on the balance sheet.

SECOND QUARTER RESULTS

PENGROWTH

5.	ASSET RETIREMENT OBLIGATIONS (“ARO”)

	Six months ended June 30, 2010	Year Ended December 31, 2009
ARO, beginning of period	$288,796	$344,345
Increase (decrease) in liabilities during the period related to:
Acquisitions	82	365
Dispositions	(165)	(2,195)
Additions	748	3,146
Revisions (1)	–	(66,500)
Accretion expense	11,351	27,677
Liabilities settled in the period	(8,391)	(18,042)
ARO, end of period	$292,421	$288,796

(1)	A corresponding adjustment was made to the related asset.

6.	INCOME TAXES

By applying the combined Canadian, Federal and Provincial statutory income tax rates, the following table reconciles the expected income tax expense (reduction) to the future income tax reduction:

	Six months ended June 30, 2010	Six months ended June 30, 2009
Income (loss) before taxes	$94,131	$(104,044)
Combined federal and provincial tax rate	28.40%	29.50%
Expected income tax expense (reduction)	26,736	(30,693)
Net income of the Trust (1)	(34,655)	(45,742)
Changes in estimated pool balances	4,265	12,269
Unrealized loss (gain) on foreign exchange (2)	831	(6,013)
Effect of change in corporate tax rate	(6,626)	9,832
Other including stock based compensation (3)	892	263
Future income tax reduction	$(8,557)	$(60,084)

(1)	Relates to distributions of taxable income at the trust level for the six months ended June 30, 2010 of $122.0 million x 28.40% (June 30, 2009 – $154.7 million x 29.56%) where the income tax liability is currently the responsibility of the unitholder.
(2)	Reflects the 50% non-taxable portion of unrealized foreign exchange losses (gains).
(3)	Primarily expenses that are non-deductible for tax purposes and other adjustments.

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

SECOND QUARTER RESULTS

PENGROWTH

7.	TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.

Total Trust Units:

	Six months ended June 30, 2010		Year Ended December 31, 2009
Trust Units Issued	Number of Trust Units	Amount	Number of Trust Units	Amount
Balance, beginning of period	289,834,790	$4,920,945	256,075,997	$4,588,587
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	236,460	2,803	416,043	5,741
Issued for cash on exercise of trust unit rights	348,601	2,175	299,684	1,918
Issued for cash under Distribution Reinvestment Plan (DRIP)	872,289	9,038	3,026,166	26,319
Issued for cash under At The Market (ATM) Plan	–	–	1,169,900	10,723
Issued for cash on equity issue	–	–	28,847,000	300,009
Trust unit rights incentive plan (non-cash exercised)	–	370	–	346
Issue costs net of tax	–	44	–	(12,698)
Balance, end of period	291,292,140	$4,935,375	289,834,790	$4,920,945

CONTRIBUTED SURPLUS

	Six months ended June 30, 2010	Year Ended December 31, 2009
Balance, beginning of period	$18,617	$16,579
Trust unit rights incentive plan (non-cash expensed)	665	2,953
Deferred entitlement trust units (non-cash expensed)	4,639	5,172
Trust unit rights incentive plan (non-cash exercised)	(370)	(346)
Deferred entitlement trust units (non-cash exercised)	(2,803)	(5,741)
Balance, end of period	$20,748	$18,617

8.	TRUST UNIT BASED COMPENSATION PLANS

Pengrowth has in place several stock based compensation plans, some of which are in anticipation of its transition to a dividend paying corporation. Each plan has certain impacts on the reported unit based compensation expense.

Effective May 11, 2010, up to four and a half percent of the issued and outstanding trust units, in aggregate, may be reserved for issuance under the Long Term Incentive Plans as described below.

Trust Unit Rights Incentive Plan

The Trust Unit Rights Incentive Plan is a compensation plan that provides the holder of the right the option to purchase trust units over a five year period at a price equal to the grant date price or at a reduced price that is calculated in accordance with the plan. Previous grants of rights under this plan are anticipated to be grandfathered upon conversion to a dividend paying corporation, however no further grants are currently anticipated under this plan.

Deferred Entitlement Units (DEUs)

A DEU is a time vested award entitling the holder of the award to receive trust units, plus deemed distributions reinvested, that are contingent upon the company’s performance relative to its peers. DEUs generally vest three years after the grant date.

Pengrowth currently utilizes the DEU plan for stock based compensation awards. The existing DEU plan permits special classes of DEUs to be granted that contain similar characteristics and vesting periods to those of the new long term incentive plans described below. Upon conversion to a dividend paying corporation, the new long term incentive plans become effective with awards of these special classes of DEUs anticipated to convert to share based awards under the new long term incentive plans.

The fair value of the special class of DEUs granted in 2010 was estimated on the same basis as previous grants of DEUs. However as the vesting dates and estimated forfeitures of the special awards differ, the amount of the estimated stock based compensation expense related to these awards will be different from that of previously granted DEUs.

SECOND QUARTER RESULTS

PENGROWTH

NEW LONG TERM INCENTIVE PLANS

On May 11, 2010, Pengrowth received shareholder approval to implement the following new long term incentive plans upon conversion to a dividend paying corporation:

a)	Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees, officers, or special consultants to receive shares, plus deemed dividends reinvested, that are contingent upon the company’s shareholder return relative to a peer group of companies. Each grant vests 3 years after issue.

b)	Restricted Share Units (RSUs)

An RSU is a time-vested award entitling employees, officers, or special consultants to receive shares, plus deemed dividends reinvested. One third of the RSUs vest on the first, second, and third anniversary date from the date of grant.

c)	Deferred Share Units (DSUs)

A DSU is a notional share that vests immediately and is redeemable for shares for a period of time after the holder ceases to be a director, officer, employee, or special consultant of Pengrowth. The DSU plan is intended only for members of the Board of Directors.

Pengrowth recorded compensation expense of approximately $4.6 million for the six months ended June 30, 2010 (June 30, 2009 – $4.4 million) related to the DEU plan. Compensation expense associated with the DEUs granted in the six months ended June 30, 2010 was based on the weighted average grant date fair value of $11.19 per DEU (June 30, 2009 – $6.31 per DEU). For the six months ended June 30, 2010, 236,460 trust units were issued (June 30, 2009 – 380,164 trust units) on redemption of vested DEUs.

	Six months ended June 30, 2010		Year Ended December 31, 2009
DEUs	Number of DEUs	Weighted average price	Number of DEUs	Weighted average price
Outstanding, beginning of period	2,291,469	$12.38	1,270,750	$19.38
Granted	1,351,029	$11.19	1,174,601	$6.55
Forfeited	(256,736)	$11.67	(120,637)	$12.63
Exercised	(437,927)	$19.10	(297,184)	$20.57
Deemed DRIP (1)	81,876	$11.59	263,939	$14.05
Outstanding, end of period	3,029,711	$10.92	2,291,469	$12.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.

As at June 30, 2010, rights to purchase 4,315,126 trust units were outstanding (December 31, 2009 – 5,455,598) that expire at various dates to March 18, 2015.

	Six months ended June 30, 2010		Year Ended December 31, 2009
Trust Unit Rights	Number of rights	Weighted average price	Number of rights	Weighted average price
Outstanding, beginning of period	5,455,598	$12.23	3,292,622	$16.78
Granted (1)	30,144	$11.22	2,958,378	$6.63
Forfeited	(822,015)	$12.79	(495,718)	$12.25
Exercised	(348,601)	$6.24	(299,684)	$6.40
Outstanding, end of period	4,315,126	$12.60	5,455,598	$12.23
Exercisable, end of period	3,570,948	$13.69	3,087,494	$14.95

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

Compensation expense relating to the rights was approximately $0.7 million for the six months ended June 30, 2010 (June 30, 2009 – $1.8 million). Compensation expense associated with the trust unit rights granted in the six months ended June 30, 2010 was based on the estimated fair value of $1.67 per trust unit right (June 30, 2009 – $1.08). The fair value of trust unit rights granted in the period was estimated at 15 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 2.8 percent, volatility of 47 percent, expected distribution yield of 19 percent per trust unit at time of issue and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is

SECOND QUARTER RESULTS

PENGROWTH

reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

9.	DEFICIT

	As at June 30, 2010	As at December 31, 2009
Accumulated earnings	$2,258,729	$2,156,041
Accumulated distributions declared	(4,422,774)	(4,300,562)
	$(2,164,045)	$(2,144,521)

Historically, under its Royalty and Trust Indentures, Pengrowth distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

DISTRIBUTIONS PAID

Actual cash distributions paid for the six months ended June 30, 2010 were $122 million (June 30, 2009 – $190 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

10.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$42,896	$(85,030)	$12,447	$(47,575)
Unrealized foreign exchange loss (gain) on translation of U.K. Pound Sterling denominated debt	2,455	5,195	(5,405)	6,900
	45,351	(79,835)	7,042	(40,675)
Unrealized (gain) loss on foreign exchange risk management contracts on U.K. Pound Sterling denominated debt	(3,191)	(9,527)	3,361	(9,899)
Unrealized foreign exchange loss (gain)	$42,160	$(89,362)	$10,403	$(50,574)

Realized foreign exchange loss	$2,498	$1,168	$2,528	$435

11.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Accounts receivable	$13,577	$9,670	$17,586	$18,191
Accounts payable and accrued liabilities	(22,217)	(24,970)	(31,048)	(70,322)
Due from Pengrowth Management Limited	–	(679)	–	182
	$(8,640)	$(15,979)	$(13,462)	$(51,949)

SECOND QUARTER RESULTS

PENGROWTH

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Accounts receivable	$(5,700)	$–	$(5,205)	$–
Accounts payable and capital accruals	(7,651)	(11,685)	(857)	(21,076)
	$(13,351)	$(11,685)	$(6,062)	$(21,076)

CASH INTEREST AND FINANCING PAYMENTS

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Interest and financing charges	$6,901	$13,915	$33,876	$46,256

12.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Weighted average number of trust units – basic	291,054,689	257,970,863	290,622,468	257,352,129
Dilutive effect of trust unit rights and DEUs	–	1,569,054	2,047,659	–
Weighted average number of trust units – diluted	291,054,689	259,539,917	292,670,127	257,352,129

For the three months ended June 30, 2010, all trust units (June 30, 2009 – 6.2 million) from the long term incentive plans were excluded from the diluted net income (loss) per unit calculation as their effect is anti-dilutive. For the six months ended June 30, 2010, 2.4 million trust units (June 30, 2009 – all trust units) from the long term incentive plans were excluded from the diluted net income (loss) per unit calculation as their effect is anti-dilutive.

13.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness and working capital.

Pengrowth’s ability to issue trust units is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the “SIFT tax”). As of June 30, 2010 Pengrowth may issue $3.8 billion of equity in total for 2010 under the safe harbour provisions.

The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

As at:	June 30, 2010	December 31, 2009
Term credit facilities	$–	$60,000
Senior unsecured notes (1)	1,050,142	847,599
Working capital (excess) deficiency	(12,648)	217,007
Convertible debentures	–	74,828
Total debt including convertible debentures	$1,037,494	$1,199,434

(1)	Non-current portion of long term debt

SECOND QUARTER RESULTS

PENGROWTH

14.	FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, power price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk

As at June 30, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	12,500	Jul 1, 2010 - Dec 31, 2010	$82.09 Cdn
WTI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$87.74 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu
Financial:
AECO	97,151	Jul 1, 2010 - Dec 31, 2010	$6.10 Cdn
Chicago MI (1)	5,000	Jul 1, 2010 - Dec 31, 2010	$6.78 Cdn
AECO	45,021	Jan 1, 2011 - Dec 31, 2011	$5.60 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.

The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of (loss) income as follows:

Commodity Risk Management Contracts	As at June 30, 2010	As at June 30, 2009
Current portion of unrealized risk management assets	$46,582	$52,909
Non-current portion of unrealized risk management assets	6,600	4,467
Current portion of unrealized risk management liabilities	(1,840)	(7,630)
Non-current portion of unrealized risk management liabilities	–	(13,070)
Total unrealized risk management assets at period end	$51,342	$36,676

	Three months ended June 30, 2010	Three months ended June 30, 2009
Total unrealized risk management assets at period end	$51,342	$36,676
Less: Unrealized risk management assets at beginning of period	54,248	152,076
Unrealized loss on risk management contracts for the period	$(2,906)	$(115,400)

	Six months ended June 30, 2010	Six months ended June 30, 2009
Total unrealized risk management assets at period end	$51,342	$36,676
Less: Unrealized risk management (liabilities) assets at beginning of period	(9,034)	164,692
Unrealized gain (loss) on risk management contracts for the period	$60,376	$(128,016)

SECOND QUARTER RESULTS

PENGROWTH

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately $4.1 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at June 30, 2010 (June 30, 2009 – $7.6 million). Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately $9.3 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (June 30, 2009 – $4.9 million).

As of close June 30, 2010, the AECO spot price gas price was approximately $3.75 per mcf (June 30, 2009 – $3.18 per mcf), and the WTI prompt month price was U.S. $75.63 per barrel (June 30, 2009 – U.S. $69.89 per barrel).

Power Price Risk

As at June 30, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	20	Jul 1, 2010 - Dec 31, 2010	$47.66 Cdn
AESO	5	Jan 1, 2011 - Dec 31, 2011	$45.75 Cdn

The above power risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.

The fair value of the power risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the power risk management contracts during the period is recognized as other (income) expenses on the statement of (loss) income as follows:

Power Risk Management Contracts	As at June 30, 2010	As at June 30, 2009
Current portion of unrealized risk management assets	$1,100	$–
Non-current portion of unrealized risk management assets	116	–
Total unrealized risk management assets at period end	$1,216	$–

	Three months ended June 30, 2010	Three months ended June 30, 2009
Total unrealized risk management assets at period end	$1,216	$–
Less: Unrealized risk management liabilities at beginning of period	(413)	–
Unrealized gain on risk management contracts for the period	$1,629	$–

	Six months ended June 30, 2010	Six months ended June 30, 2009
Total unrealized risk management assets at period end	$1,216	$–
Less: Unrealized risk management (liabilities) assets at beginning of period	–	–
Unrealized gain on risk management contracts for the period	$1,216	$–

Power Price Sensitivity

Each Cdn $1 per mwh change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts recorded in other (income) expenses on the statement of (loss) income.

Foreign Exchange Risk

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts at June 30, 2010 was a liability of approximately $21.2 million.

SECOND QUARTER RESULTS

PENGROWTH

The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of (loss) income as follows:

Foreign Exchange Risk Management Contracts	As at June 30, 2010	As at June 30, 2009
Current portion of unrealized risk management liabilities	$(1,170)	$(1,374)
Non-current portion of unrealized risk management liabilities	(19,980)	(7,454)
Total unrealized risk management liabilities at period end	$(21,150)	$(8,828)

	Three months ended June 30, 2010	Three months ended June 30, 2009
Total unrealized risk management liabilities at period end	$(21,150)	$(8,828)
Less: Unrealized risk management liabilities at beginning of period	(24,341)	(18,355)
Unrealized gain on risk management contracts for the period	$3,191	$9,527

	Six months ended June 30, 2010	Six months ended June 30, 2009
Total unrealized risk management liabilities at period end	$(21,150)	$(8,828)
Less: Unrealized risk management liabilities at beginning of period	(17,789)	(18,727)
Unrealized (loss) gain on risk management contracts for the period	$(3,361)	$9,899

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at June 30, 2010	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management gain or loss	–	588

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at June 30, 2009	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	–	574

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth mitigates some of its exposure to interest rate risk by issuing fixed rate term notes.

Interest Rate Sensitivity

As at June 30, 2010, Pengrowth has no significant interest rate risk as all of the outstanding long term debt is based on fixed interest rates.

SECOND QUARTER RESULTS

PENGROWTH

FAIR VALUE

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair Value Measurements Using:
As at June 30, 2010	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$39,011	$39,014	$39,014	$–	$–
Fair value of risk management contracts	54,398	54,398	–	54,398	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	955,999	1,057,302	–	1,057,302	–
Cdn dollar senior unsecured notes	15,000	15,745	–	15,745	–
U.K. Pound Sterling denominated unsecured notes	79,143	87,381	–	87,381	–
Fair value of risk management contracts	22,990	22,990	–	22,990	–

			Fair Value Measurements Using:
As at December 31, 2009	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$–	$–
Fair value of risk management contracts	14,001	14,001	–	14,001	–
Other Assets – investment in public company	1,151	1,151	1,151	–	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	–	963,136	–
Cdn dollar senior unsecured notes	15,000	15,164	–	15,164	–
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	–	89,724	–
Convertible debentures	74,828	76,423	76,423	–	–
Fair value of risk management contracts	40,824	40,824	–	40,824	–

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at June 30, 2010, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at June 30, 2010. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at June 30, 2010	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar senior unsecured notes (1)	$15,000	$23,079	$992	$994	$2,975	$18,118
U.S. dollar denominated senior unsecured notes (1)	955,999	1,410,160	60,553	60,717	228,036	1,060,854
U.K. Pound Sterling denominated unsecured notes (1)	79,143	103,078	4,342	4,353	13,026	81,357
Remediation trust fund payments	–	12,500	250	250	750	11,250
Foreign exchange risk management contracts	19,980	165	30	30	90	15

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

SECOND QUARTER RESULTS

PENGROWTH

As at December 31, 2009	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility (1)	$60,000	$60,892	$613	$60,279	$–	$–
Cdn dollar senior unsecured notes (1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes (1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes (1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures (1) (2)	74,828	79,599	–	79,599	–	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	–	6,517	–	–
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.
(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility. The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility.

15.	SUBSEQUENT EVENT

On July 12, 2010, Pengrowth agreed to acquire all of the issued and outstanding common shares of Monterey Exploration Ltd., not currently owned by Pengrowth, by exchanging 0.8298 Pengrowth trust units or exchangeable shares for each Monterey share outstanding. The transaction is valued at approximately $366 million, as of the date of announcement, for the portion of Monterey being acquired. Pengrowth anticipates issuing approximately 34 million trust units or exchangeable shares for this transaction. The transaction is expected to close in mid-September 2010 subject to Monterey securityholder and regulatory approvals.

SECOND QUARTER RESULTS

PENGROWTH